April 22, 2013

VIA EDGAR

Kevin Woody

Accounting Branch Chief

Securities and Exchange Commission

Washington, DC

Re: Hartman Short Term Income Properties XX, Inc. (the “Company”)

Form 10-K for fiscal year ended December 31, 2011

Filed April 12, 2012

File No. 0-53912

Dear Mr. Woody:

This letter is in response to your comment letter dated April 4, 2013.  The numbers in this letter correspond to your numbered comments.

Form 10-K for fiscal year ended December 31, 2011

General

1. We note your response to comment 1 of our letter dated February 26, 2013 and the reference and attachment of your filed supplements.  Your response did not address your compliance, if any, with Section 10(a)(3), Rule 3-14 and your undertakings impacts your sale of shares during the period such filings were required.  Also, please tell us your basis under the securities law for relying on the purchasers to “investigate” your filings on EDGAR.  We may have further comments.

1. We do not dispute that Section 10(a)(3) of the Securities Act of 1933 requires, in relevant part, when a prospectus is used more than nine months after the effective date of the registration statement, the information contained in that prospectus must not be of a date more than 16 months prior to such use so far as such information is known to the user of such prospectus or can be furnished by such user without unreasonable effort or expense.  We acknowledge that the issuer undertook pursuant to Undertaking D under Guide 5 to file a sticker supplement pursuant to Rule 424(c) during the distribution period describing every property not identified in the prospectus at such time as there arose a reasonable probability that such property would be acquired and to consolidate all such stickers into a post-effective amendment filed at least once every three months.  It is also noted that Rule 3-14 under Regulation S-X requires a registrant to furnish audited income statements and a statement showing the estimated taxable operating results based on the most recent twelve month period.

The Issuer also understands that Registration statements for "blind pool" offerings by real estate companies subject to Industry Guide 5 are required by Section 2325.2 of the Financial Reporting Manual to include undertakings to:

a.  file a sticker supplement during the distribution period describing each significant property that has not been identified in the prospectus whenever a reasonable probability arises that a property will be acquired, and,

b.  consolidate all stickers in a post-effective amendment filed at least once every 3 months during the distribution period. The post-effective amendment must include or incorporate by reference audited financial statements in the format described in S-X, 3-14, that have been filed or should have been filed on Form 8-K for all significant property acquisitions that have been consummated. A post-effective amendment filed to consolidate stickers or to update the financial statements under Section 10(a)(3) of the Exchange Act does not need to include financial statements for significant property acquisitions during the 71-day extension period allowed by Item 9.01 of Form 8-K. A post-effective amendment filed for a fundamental change, pursuant to the registrant’s undertakings under Item 512(a)(1) of Regulation S-K, should include financial statements for all significant acquisitions, including any financial statements not yet filed during the 71-day extension period provided by Item 9.01 of Form 8-K.

The Issuer did in fact prepare sticker supplements in connection with the Issuer’s material property acquisitions during the offering period.  Sticker supplements in each case were associated with the effective prospectus so that potential investors received the material information on the properties being acquired. In particular, the sticker supplements showed the key tenants, the occupancy rate, the expected lease expiration date and the rent paid by the key tenants, in other words, the material information that an investor would want to know when considering an investment in the Issuer’s shares.  Potential investors considering an investment in the Issuer’s securities received the exact same information that they would have received had the Issuer complied with the letter of Section 10(a)(3) and Rule 3-14 of Regulation S-X by consolidating those sticker supplements and filing timely and correct post-effective amendments to the registration statement.

We submit that the Issuer’s failure to have complied in all respects with Undertaking D and Rule 3-14 could not have had a material adverse effect on sales, on the potential investors considering a purchase of the Issuer’s shares or on the investing public in general.  The material information, both objectively material and the material information required to be included in a post-effective amendment, was distributed to potential investors through the sticker supplements.  In addition, the Issuer did in fact timely file a Form 8-K for each property acquisition as well as for other material developments.  The disclosures of those developments were cumulated in the Issuer’s quarterly and annual reports on Forms 10-Q and 10-K.  Potential investors investigating the Issuer through EDGAR would have had access to a reasonably complete set of required information. From a practical point of view, all potential purchasers approaching the Issuer or a participating broker-dealer would have received the prospectus and all sticker supplements to date.

We do not wish to minimize the requirements of Section 10(a)(3), Rule 3-14 or Undertaking D.  The Issuer acknowledges that a post-effective amendment containing the updated information must be filed and declared effective prior to the expiration of the nine-month/sixteen month period.  If this does not occur, we understand that the staff has taken the position that sales should have been suspended pending effectiveness.  Making offers and sales of the securities after the expiration of the nine-month/sixteen-month period and before the post-effective amendment is declared effective could constitute use of a deficient prospectus even if the updated information is not materially different from that contained in the sticker supplements and other filings and disclosure documents.

In mitigation of the Issuer’s unintentional omission, the Issuer has provided potential investors the information that otherwise would have been required in the post-effective amendment through the sticker supplements.  In addition, the Issuer has filed the required audited income statements for all of its properties on Forms 8-K since it responded to the first set of comments on its 2011 Form 10-K in December 2012.  The Issuer has filed another sticker supplement to the prospectus and has now filed a post-effective amendment to the registration statement cumulating the information on the Forms 8-K, 10-Q, and 10-K.  The Issuer has now taken the needed steps to bring itself into compliance with Section 10(a)(3), Undertaking D and Rule 3-14.

Furthermore, the Issuer’s shares are not publicly traded. The only “market” consists of purchases at original issue from the Issuer.  All potential purchasers of securities from the Issuer would have received a prospectus, all of the applicable sticker supplements and would have had access to the Forms 8-K, 10-Q and 10-K on EDGAR to receive virtually identical information to that contained in the sticker supplements.  As a result, the potential adverse effect of the Issuer’s not having complied in all respects with Section 10(a)(3), Undertaking D and Rule 3-14 is very limited.

In your comment, you state, “Also, please tell us your basis under the securities law for relying on purchasers to investigate your filings on EDGAR”.   The Issuer in no wise contends that an investor is under an obligation to “investigate” for an issuer’s filings.  The Issuer has never made that contention and that did not occur in this case—all the information that the Issuer was required to file on EDGAR it did in fact provide every potential investor in the prospectus and the sticker supplements.  The Issuer never at any time relied on the prospective investors to undertake an investigation on EDGAR of the Issuer’s filings.  In fact, all of the information that the Issuer was required to provide the prospective investors reached the prospective investors in a convenient manner, the sticker supplements.

Finally, the Issuer acted in an unintentional manner.  Once made aware of its obligations, it took the necessary steps to file the requisite post-effective amendment of the registration statement.  To impose punitive sanctions would be unnecessary in this case as no public trading markets were at any time affected.  Potential purchasers would in each case have received full disclosure of the properties and the Issuer as well as all required financial information through the prospectus and the sticker supplements.  The Issuer’s portfolio of real properties has been expanded; the value of the Issuer’s portfolio has increased, thereby making the potential sanction of rescission an ill-advised choice for current shareholders.  It would be the investors who would be harmed if the Issuer had to dispose of assets thereby impairing the diversification of the Issuer’s assets.  That seems a disproportionate response to take under the circumstances of this case—in that all the investors received all of the requisite information, the fundamental goal of the public reporting of which the Issuer was in default.

The Issuer’s delay in filing its post-effective amendment is mitigated by its having disseminated all of the requisite information to prospective investors.  We respectfully request that instead of a formal sanction the Issuer be permitted to agree to maintain its compliance with the requirements of the Securities Act of 1933 and the Exchange Act of 1934, where and to the extent legally required.  We submit that requiring rescission or a suspension in sales would work a severe hardship, not only to the Issuer but to the shareholders.

Item 15. Exhibits, Financial Statement Schedules  1. Financial Statements

Notes to Consolidated Financial Statements, page F-7

Note 4 – Real Estate Acquisitions, page F-13

2. We note your response to prior comment 2.  Given that the fair value you attributed to the Richardson Heights Property was unchanged from the date of your initial investment through your multiple acquisitions to acquire a controlling interest in the joint venture, we remain unclear how you calculated a remeasurement gain upon acquiring a controlling interest in the venture.  Please provide a detail of your carrying amount by period, including any changes within the period.  In addition, please provide a comparison of the amount paid for each additional ownership percentage to the corresponding percentage of the fair value of the assets acquired.  Lastly, please provide a detail of your purchase price allocation as of the time you obtained a controlling interest.

2. During the period from the date of our initial investment to the date immediately preceding our acquisition of a controlling (100%) interest in the joint venture, our equity in earnings (loss) of the joint venture included depreciation and amortization expense.  Upon acquisition of the controlling interest in the joint venture, our accounting changes from an investment in an unconsolidated entity to consolidation of the entity owning the Richardson Heights Property.  The net book value of the Richardson Heights Property is adjusted to its fair market value.  Given that the fair value we attributed to the Richardson Heights Property was unchanged from the date of acquisition by the joint venture, the recapture of accumulated depreciation as of the controlling interest acquisition date, which was approximately $943,000, times our 49% ownership interest as of that date yields a gain of approximately $460,000.

We are enclosing a general ledger detail of our investment in the joint venture from inception through the date we acquired controlling interest.  This schedule is intended to be responsive to your request for a detail of the carrying value of the investment by period and to schedule and illustrate that the amount paid for each additional ownership percentage was equal to the corresponding percentage of the fair value acquired.  We are also enclosing a copy of our work paper detailing our purchase price allocation as of the time we obtained the controlling interest.

The Company acknowledges that (i) we are responsible for the adequacy and accuracy of the disclosures in our filings; (ii) that staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Securities and Commission or any person under the federal securities laws of the United States.

Please contact me at 713-586-2616 or Mike Shaff of the Irvine Venture Law Firm at 949-660-7700 if you have any questions or further comments.

Very truly yours,

/s/ Louis T. Fox, III

Louis T. Fox, III

Chief Financial Officer

Copies to:

Mike Shaff

Irvine Venture Law Firm

Greg Bailes

Weaver & Tidwell LLP

Jack Tompkins

Chairman of the Audit Committee